LIPS CO.

FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2020 and 2019

(Unaudited)

LIPS CO.
Income Statement
For The Year Ended December 31, 2020

	2020	2019
Revenues	$ -	$ -
Cost of Revenues	$ -	$ -
Gross Profit	$ -	$ -
Selling, General and Administrative Expenses		
Taxes, Licenses, and Filing Fees	$ 968	$ 249
Contractors	$ 6,006	$ 160
Professional Fees	$ 4,640	$ 1,025
Software Expenses	$ 509	$ 129
Travel and Transportation	$ 35	$ 678
Meals and Entertainment	$ 758	$ 485
Office Expenses	$ 2,272	$ 762
Marketing Expenses	$ 18	$ -
Charitable Contributions	$ 1,303	$ -
Interest Expense	$ 50	$ -
Bank Fees and Service Charges	$ 277	$ 90
Total Selling, General and Administrative Expenses	$ 16,836	$ 3,578
Other Income		
Grant Income	$ 35,000	$ -
Total Other Income	$ 35,000	$ -
Income (Loss) Before Provision for Income Taxes	$ 18,164	$ (3,578)
Provision for Income Taxes	$ -	$ -
Net Income (Loss)	$ 18,164	$ (3,578)

LIPS CO.
Balance Sheet
For The Year Ended December 31, 2020

ASSETS		2020		2019
Current Assets				
Cash and Cash Equivalents	$	461	$	447
Due from Shareholder	$	9,390	$	-
Total Current Assets	$	9,851	$	447
Non-Current Assets				
Web Development	$	23,500	$	-
Total Noncurrent Assets	$	23,500	$	-
Total Assets	$	33,351	$	447
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Due to Main Street	$	7,165	$	-
Due to Shareholder	$	-	$	2,425
Total Current Liabilities	$	7,165	$	2,425
Non-Current Liabilities				
SAFE Liability	$	10,000	$	-
Total Non-Current Liabilities	$	10,000	$	-
Total Liabilities	$	17,165	$	2,425
Shareholders' Equity				
Common Stock	$	100	$	100
Additional Paid-In Capital	$	1,500	$	1,500
Retained Earnings	$	14,586	$	(3,578)
Total Shareholders' Equity	$	16,186	$	(1,978)
Total Liabilities and Shareholders' Equity	$	33,351	$	447

LIPS CO.
Cash Flow Statement
For The Year Ended December 31, 2020

	2020	2019
Cash flows from operating activities:		
Net income (loss)	$ 18,164	$ (3,578)
Changes in operating assets and liabilities:		
Due from Shareholder	(11,815)	
Due to Main Street	7,165	
Due to Shareholder	-	$ 2,425
Net cash used in operating activities	13,514	(1,153)
Cash flows from investing activities:		
Capital expenditures	(23,500)	-
Net cash used in investing activities	(23,500)	-
Cash flows from financing activities:		
SAFE Liability	10,000	
Proceeds from issuing stock	-	$ 1,600
Net cash provided by financing activities	10,000	1,600
Net increase in cash and cash equivalents	14	$ 447
Cash and cash equivalents at beginning of year	447	$ -
Cash and cash equivalents at end of year	$ 461	$ 447

LIPS CO.
Statement of Shareholders' Equity
For The Year Ended December 31, 2020

	Common Stock		Additional Paid in Capital	Total Shareholders'	Retained	Total Shareholders'
	Shares	Amount	Amount	Equity	Earnings	Equity
Balance at January 1, 2019	-	$ -	$ -	$ -	$ -	$ -
Common Stock Issued	1,000,000	100	1,500	$ 1,600	-	1,600
Additional Paid in Capital	-	-	-	$ -	-	-
Net Income (Loss) for 2019	-	-	-	$ -	(3,578)	(3,578)
Balance at December 31, 2019	1,000,000	$ 100	$ 1,500	$ 1,600	$ (3,578)	$ (1,978)
Common Stock Issued	-	-	-	$ -	-	-
Additional Paid in Capital	-	-	-	$ -	-	-
Net Income (Loss) for 2020	-	-	-	$ -	18,164	18,164
Balance at December 31, 2020	1,000,000	100	1,500	1,600	14,586	16,186

LIPS CO.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2020 and 2019

1. ORGANIZATION AND PURPOSE

LIPS Co. (the "Company") is a corporation organized under the laws of the State of Delaware. The Company operates a blockchain-enabled social commerce platform for women and the LGBTQIA community.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.